PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED JUNE 18, 1997)

               4,000,000 TRUST CONVERTIBLE PREFERRED SECURITIES
                           MCKESSON FINANCING TRUST
                   5% TRUST CONVERTIBLE PREFERRED SECURITIES
           (LIQUIDATION AMOUNT $50 PER CONVERTIBLE PREFERRED SECURITY)
                 GUARANTEED TO THE EXTENT SET FORTH HEREIN BY,
                             MCKESSON CORPORATION
                             --------------------

          This Prospectus Supplement supplements and amends the Prospectus dated June 18, 1997 (the "Prospectus") relating to the 5% Trust Convertible Preferred Securities (the "Convertible Preferred Securities"), which represent preferred undivided beneficial interests in the assets of McKesson Financing Trust, a statutory business trust formed under the laws of the State of Delaware, and the shares of common stock, par value $.01 per share ("McKesson Common Stock"), of McKesson Corporation, a Delaware corporation ("McKesson"), issuable upon conversion of the Convertible Preferred Securities.

          McKesson and AmeriSource Health Corporation ("AmeriSource"), a leading U.S. wholesale distributor of pharmaceutical and related health care products and services, have signed a definitive merger agreement providing for McKesson to acquire AmeriSource. Under the terms of the agreement, stockholders of AmeriSource will receive a fixed exchange ratio of 0.71 shares of McKesson common stock for each share of AmeriSource common stock. McKesson will issue approximately 17.4 million new shares of common stock in the merger, and will assume the long-term debt of AmeriSource which was approximately $532.3 million at June 30, 1997. The merger of the two companies has been structured as a tax-free transaction and will be accounted for as a pooling of interests. The combined company will operate under the McKesson name and will be headquartered in San Francisco.

          Upon completion of the merger, R. David Yost, currently president and chief executive officer of AmeriSource, will become group president of the AmeriSource Services Group and a McKesson corporate vice president. Also upon completion of the merger, McKesson's board of directors will be expanded from nine to twelve members, which will include Yost and another two directors to be named from AmeriSource.

          Subject to regulatory approval and shareholder approval of both companies, the transaction is expected to be completed in early 1998. There can be no assurance that the merger will be completed, or that it will be completed as contemplated.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 6 OF THE
     PROSPECTUS.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this Prospectus Supplement is October 1, 1997.




          The table on pages 56 through 58 of the Prospectus, which sets forth information with respect to the Selling Holders (as defined in the Prospectus) and the respective amounts of Convertible Preferred Securities beneficially owned by each Selling Holder that may be offered pursuant to the Prospectus (as supplemented and amended), is hereby amended by the deletion of items 17, 21, 37, 43, 47, 48, 52, 53, 56, 57 and 58 of that table and the substitution therefor of the following:

                                    Convertible
                                    Preferred
                                    Securities         Number of       Convertible
                                    Owned              Convertible      Preferred
                                    Prior to           Preferred     Securities Owned
                                    Offering           Securities     After Offering
       "Selling Holder              Number  Percent    Offered      Number   Percent

      17.  San Diego                69,350     1.73%     69,350        0         0%
           County

      21.  Nicholas-Applegate       62,500     1.56      62,500        0         0%
           Income &
           Growth Fund

      37.  San Diego City           16,250     0.41%     16,250        0         0%
           Retirement

      43.  Wake Forest University   12,800     0.32%     12,800        0         0%

      47.  Engineers Joint           8,200     0.21%      8,200        0         0%
           Pension Fund

      48.  Physicians Life           5,000     0.13%      5,000        0         0%

      52.  Baptist Hospital          5,200     0.13%      5,200        0         0%

      53.  Occidental College        4,850     0.12%      4,850        0         0%

      56.  Boston Museum             2,250     0.06%      2,250        0         0%
           of Fine Art

      57.  Dunham & Associates       1,400     0.04%      1,400        0         0%
           Fund II

      58.  Dunham & Associates         600     0.02%        600        0         0%"
           Ser III

        The Prospectus, together with this Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the Convertible Preferred Securities and McKesson Common Stock issuable upon conversion of the Convertible Preferred Securities. All references in the Prospectus to "this Prospectus" are hereby amended to read "this Prospectus (as supplemented and amended)".